

July 31, 2018

Dominic F. Silvester
Chief Executive Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

> **Re: Enstar Group Limited**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed July 20, 2018**
> **File No. 333-220889**

Dear Mr. Silvester:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-3 filed July 20, 2018

General

1. We note the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2017. Please note that we will not be in a position to accelerate the effective date of your registration statement until all outstanding comments are resolved.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Ariel Greenstein, Esq.